Exhibit 99.1

INTERIM RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2020

Highlights and subsequent events

•	Golar LNG Partners LP (“Golar Partners” or “the Partnership”) generated operating income of $32.1 million for the third quarter of 2020, exclusive of its interest in FLNG Hilli Episeyo.
•	After accounting for $1.1 million of non-cash mark-to-market interest rate swap losses, the Partnership reported net income attributable to unit holders of $17.4 million for the third quarter.
•	The Partnership generated distributable cash flow[1] of $20.7 million for the third quarter resulting in a distribution coverage ratio[1] of 14.50.
•	The Partnership entered into a cooperation agreement with Hygo Energy Transition Limited ("Hygo"), formerly known as Golar Power Limited, to develop terminals using Golar Partners' asset portfolio.
•	Increased utilization of the carrier Golar Maria helped lift the Partnership's overall fleet utilization to 98% for the quarter.
•	The Partnership declared a distribution for the third quarter of $0.0202 per unit.

Financial Results Overview

Golar Partners reports net income attributable to unit holders of $17.4 million and operating income (which excludes its share of Hilli Episeyo which is accounted for under the equity method) of $32.1 million for the third quarter of 2020 (“the third quarter” or “Q3”), as compared to net income attributable to unit holders of $14.3 million and operating income of $32.8 million for the second quarter of 2020 (“the second quarter” or “Q2”) and net income attributable to unit holders of $7.9 million and operating income of $35.9 million for Q3 2019.

Consolidated GAAP Financial Information
(in thousands of $)	Q3 2020	Q2 2020	Q3 2019
Total Operating Revenue	71,113	72,114	75,818
Vessel Operating Expenses	(14,015)	(12,991)	(14,740)
Voyage and Commission Expenses	(1,571)	(2,359)	(1,685)
Administrative Expenses	(3,427)	(3,913)	(3,110)
Operating Income	32,117	32,805	35,903
Interest Income	4,203	4,615	4,990
Interest Expense	(17,805)	(17,115)	(19,764)
Losses on Derivative Instruments, net	(1,051)	(4,472)	(9,937)
Net income attributable to Golar LNG Partners LP Owners	17,360	14,264	7,924

Non-GAAP Financial Information[1]
(in thousands of $)	Q3 2020	Q2 2020	Q3 2019
Adjusted Interest Income	114	416	925
Adjusted Net Debt	1,438,258	1,483,319	1,551,154

1 Refer to 'Appendix A - Non-GAAP financial measures'.

Segment Information[2]
	Q3 2020				Q2 2020				Q3 2019
(in thousands of $)	FSRU*	LNG Carrier*	FLNG**	Total	FSRU*	LNG Carrier*	FLNG**	Total	FSRU*	LNG Carrier*	FLNG**	Total
Total Operating Revenues	58,276	12,837	26,018	97,131	59,033	13,081	26,018	98,132	63,490	12,328	26,018	101,836
Amount invoiced under sales-type lease	4,600	—	—	4,600	4,550	—	—	4,550	4,600	—	—	4,600
Adjusted Operating Revenues [1]	62,876	12,837	26,018	101,731	63,583	13,081	26,018	102,682	68,090	12,328	26,018	106,436
Voyage and Commission Expenses	(1,450)	(121)	—	(1,571)	(935)	(1,424)	—	(2,359)	(1,002)	(683)	—	(1,685)
Vessel Operating Expenses	(9,627)	(4,388)	(6,048)	(20,063)	(8,525)	(4,466)	(5,611)	(18,602)	(9,542)	(5,198)	(5,686)	(20,426)
Administrative Expenses	(2,093)	(1,334)	(121)	(3,548)	(2,469)	(1,444)	(122)	(4,035)	(1,870)	(1,240)	(223)	(3,333)
Total Adjusted EBITDA[1]	49,706	6,994	19,849	76,549	51,654	5,747	20,285	77,686	55,676	5,207	20,109	80,992

* Indirect administrative expenses are allocated to the FSRU and LNG carrier segments based on the number of vessels.

** Relates to effective share of revenues and expenses attributable to our investment in Golar Hilli LLC (“Hilli LLC”) had we consolidated our 50% ownership of the Hilli common units.

In order to incorporate the economic performance of the FSRU Golar Freeze into total company performance, management has determined that it will measure the performance of the Golar Freeze sales-type lease based on Adjusted EBITDA1 (EBITDA as adjusted for the amount invoiced under sales-type lease in the period).

The Partnership's Q3 Adjusted Operating Revenues1 including amounts invoiced under the Golar Freeze sales-type lease and the Partnership's effective share of operating revenues from FLNG Hilli Episeyo, decreased by $1.0 million relative to Q2. The decrease from $102.7 million to $101.7 million was primarily the result of a scheduled step down in the daily rate earned for one of the Partnership's FSRUs after passing a five-year service milestone. Voyage and commission expenses at $1.6 million decreased by $0.8 million relative to the second quarter. Reduced bunker consumption by the Golar Maria which experienced less idle time during the quarter accounts for much of this decrease. Having spent a full quarter in layup, Golar Mazo was not included in utilization or fleet wide average daily time charter earnings1 ("TCE") calculations in Q3. As a result, both utilization and TCE1 improved. Utilization increased from 92% in Q2 to 98% in Q3 whilst TCE1 increased from $96,300 in Q2 to $100,700 in Q3.

Vessel operating expenses increased by $1.5 million from $18.6 million in Q2 to $20.1 million in Q3. Additional crew costs continue to be incurred as a result of the complex logistics associated with crew changes during the COVID outbreak. In anticipation of the FLNG Hilli Episeyo's annual maintenance window in early October, additional spares were also purchased during the quarter. Lower legal and professional fees account for much of the $0.5 million decrease in administrative expenses, which reduced from $4.0 million in Q2 to $3.5 million in Q3.

Interest expense increased $0.7 million from $17.1 million in Q2 to $17.8 million in Q3. A full quarter's interest expense on the two May 20, 2020 amended high yield bonds at a higher margin and recognition of a potential 5% premium payable at maturity on each bond was partially offset by the impact of a decrease in LIBOR and ongoing debt principal repayments.

Losses on derivative instruments reduced by $3.4 million from $4.5 million in Q2 to $1.1 million in Q3 due to a small increase in longer-term swap rates during the quarter that resulted in a mark-to-market gain on interest rate swaps. As of September 30, 2020, the average fixed interest rate of swaps related to bank debt, including the Partnership's effective share in respect of Hilli Episeyo was approximately 2.3%.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

Declaration of the third quarter dividend in respect of FLNG Hilli Episeyo was delayed until costs associated with its scheduled early October maintenance window had been accurately estimated. The Partnership received its third quarter dividend in October. Q3 distributable cash flow1 and the distribution coverage ratio1 decreased accordingly, to $20.7 million and 14.5 respectively.

Operational Review

Utilization increased during the quarter, from 92% in Q2 to 98% in Q3, driven by a full quarter in layup for the Golar Mazo and fewer idle days for the Golar Maria.

FLNG Hilli Episeyo, which completed its scheduled maintenance window in October, on time and without issue, continues to maintain 100% commercial uptime. It recently offloaded its 47th cargo and continues to reliably deliver quarterly LNG tolling revenues, less operating costs, of around $40 million; 50% of which is for GMLP's account.

Although some of the tasks postponed as a result of COVID related movement restrictions have been carried out, it has not been possible to do everything planned. Operating costs did not therefore increase to the extent expected in Q3 and ongoing restrictions mean that some tasks will be further deferred, possibly to the spring of 2021. Despite the additional challenges posted by the current operating environment, the Partnership was pleased to note that the FSRU Golar Winter recently completed four consecutive years with zero lost time incidents ("LTI"), equivalent to 1.2 million LTI free exposure hours. Following the recent launch of an energy management initiative, fuel performance for the carrier fleet under Golar's management has also improved significantly, saving our customers money, and, more importantly, helping the environment in the process.

Financing and Liquidity

As of September 30, 2020, Golar Partners had cash and cash equivalents of $42.3 million. Including the Partnership's $397.5 million share of debt in respect of FLNG Hilli Episeyo, Adjusted Net Debt1 as at September 30, 2020 was $1,438.3 million. Q3 2020 Total Adjusted EBITDA1 amounts to $76.5 million. Based on the above, the Q3 Adjusted Net Debt1 to Annualized Adjusted EBITDA1 ratio was 4.7x. As of September 30, 2020, exclusive of a $100.0 million forward start swap, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,152.3 million (including swaps with a notional value of $250.0 million in connection with the Partnership’s bonds and $397.5 million in respect of Hilli Episeyo), representing approximately 78% of total debt and finance lease obligations, including assumed debt in respect of Hilli Episeyo, net of restricted cash.

The average fixed interest rate of swaps related to bank debt, including the Partnership's effective share in respect of Hilli Episeyo is approximately 2.3% with an average remaining period to maturity of approximately 3.1 years as of September 30, 2020.

Inclusive of Hilli Episeyo related debt, outstanding bank debt as of September 30, 2020, was $1,157.0 million, which had average margins, in addition to LIBOR, of approximately 2.19%. As at September 30, 2020, the Partnership also had a November 2021 maturing $150.0 million amortizing Norwegian USD bond with a coupon of LIBOR plus 6.25% and a November 2022 maturing $250 million amortizing Norwegian USD bond with a coupon of LIBOR plus 8.1%. Both bonds have call options at 100% of par until May 2021 and at 105% until maturity thereafter. Inclusive of the accumulated accretion of the potential 5% premium payable at maturity and net of amounts repaid, $146.5 million was outstanding in respect of the November 2021 maturing bond and $246.6 million was outstanding in respect of the November 2022 maturing bond, as at September 30, 2020. Given the low interest rate environment and plans to refinance both bonds ahead of their new maturity dates, the Partnership has refrained from entering into new contracts to replace those bond related swaps that matured during Q2 or to extend the duration of those that remain.

The Partnership has now obtained credit approval from lead banks in connection with the refinancing of the 7-vessel $800 million facility, of which, as at September 30, 2020, $529 million was outstanding. Expectations are this could be increased after a syndication exercise.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

Corporate and Other Matters

As of September 30, 2020, there were 70,738,027 common and general partner units outstanding in the Partnership. Of these, 22,769,977, including 1,436,391 general partner units, were owned by Golar, representing a 32.2% interest in the Partnership.

On October 27, 2020, Golar Partners declared a distribution for the second quarter of $0.0202 per unit. This distribution was paid on November 13, 2020 to common and general partner unit holders of record as at November 6, 2020.

A cash distribution of $0.546875 per Series A preferred unit for the period covering August 15, 2020 through to November 14, 2020 was also declared. This was paid on November 16, 2020 to all Series A preferred unit holders of record as at November 9, 2020.

Total outstanding and exercisable options as at September 30, 2020 were 24,000. A further 58,960 Restricted Stock Units are in issue which will vest over three years.

At the Partnership's Annual General Meeting on September 24, Neil Glass was elected as a Class I Director and Carl Steen was elected as a Class II Director. Neil Glass has also been appointed to the Partnership's Audit Committee.

LNG Market Review

The quarter commenced with JKM at around $2.15/mmbtu and quoted steam turbine ("ST") headline spot rates of around $20k/day. Further US cargo cancellations over the summer months and higher than normal European storage levels resulted in a slower seasonal recovery in shipping rates. Hurricane related interruptions also cut US supply in early September and contributed to a buildup of tonnage in the Atlantic. This temporarily halted carrier rate increases being seen from late August and further boosted LNG prices that were increasing as a result of earlier supply re-balancing. As production resumed, a widening of the west-east arbitrage quickly absorbed available vessels and freight rates resumed their upward seasonal trajectory. The quarter ended with JKM at around $5.15/mmbtu and quoted ST headline spot rates of around $43k/day.

Full utilization of available US export capacity and increasingly long haul trades are currently supported by strong winter demand in key Asian markets and supply outages elsewhere, leading to higher LNG prices and widening regional price differentials into Q4. The LNG Carrier, Golar Maria is expected to achieve around 80% utilization for Q4 and record a TCE1 similar to that achieved in Q3. Her term contract is scheduled to commence around the end of this year.

Up to 20-25 million tons of unutilized liquefaction capacity may return to the market in 2021. Growing underlying demand and limited new nameplate capacity additions through to 2023 are expected to result in LNG prices that do not compromise its competitiveness relative to other less environmentally friendly fuels but do support a more sustained increase in US-Asia trade and ton-mile demand for shipping.

Golar Partners agreed with Hygo on August 31 to terminate the existing omnibus agreement between the two parties and to replace that with a new cooperation agreement. The intention of the cooperation agreement is that both parties will work together to develop hub-spoke LNG terminal solutions utilizing Golar Partners’ available asset portfolio, where those assets are suitable. The terms and structure of the commercial cooperation will be worked on a project by project basis given the customized nature of each potential terminal. As well as leveraging the expertise of the Hygo team to develop FSRU terminals and parcel regasification demand, this agreement will, alongside normal FSRU tendering activity, increase the Partnership’s re-contracting options, and provide an opportunity to potentially earn higher returns than those typically available from standard FSRU contracts in the current market.

Outlook

Golar Partners will, together with the Hygo team, commence work on assessments of the addressable markets for small scale LNG distribution and fuel switching opportunities for larger industrial users in the regions around the Partnership's FSRUs.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

As expected, LNG carrier spot rates have improved substantially in recent months in line with seasonality. This will have little impact on the Partnership's expected total adjusted EBITDA1 for Q4 which is expected to be broadly similar to Q3, however it does reflect a firming underlying demand for LNG and a gradual return to more traditional trading patterns. This can create upward pressure on ton miles over the coming years resulting in a more supportive backdrop for re-contracting or extending the current Golar Grand charter in May 2021.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the ability of Golar LNG Partners LP (“Golar Partners,” “we,” “us” and “our”) and Golar LNG Limited' (“Golar”) to make additional borrowings and to access debt and equity markets;
•	our ability to repay our debt when due and to settle our interest rate swaps;
•	our ability to enter into long-term time charters, including our ability to re-charter floating storage and regasification units (“FSRUs”), liquefied natural gas (“LNG”) carriers and floating liquefied natural gas units (“FLNGs”) following the termination or expiration of their time charters;
•	our ability to maximize the use of our vessels, including the re-deployment or disposal of vessels no longer under long-term time charter;
•	the length and severity of outbreaks of pandemics, including the recent worldwide outbreak of the novel coronavirus ("COVID-19") and its impact on demand for LNG and natural gas, the operations of our charterers, our global operations and our business in general;
•	the liquidity and creditworthiness of our charterers;
•	the effect of a worldwide economic slowdown;
•	changes in commodity prices;
•	turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	market trends in the FSRU, LNG carrier and FLNG industries, including fluctuations in charter hire rates, vessel values, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;
•	availability of skilled labor, vessel crews and management, including possible disruptions caused by the COVID-19 outbreak;
•	our vessel values and any future impairment charges we may incur;
•	disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	future sales of our securities in the public market;
•	our anticipated growth strategies;
•	the future share of earnings relating to the FLNG, Hilli Episeyo ("Hilli"), which is accounted for under the equity method;
•	our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions;
•	our ability to make cash distributions on our units and the amount of any such distributions;
•	changes in our operating expenses, including dry-docking and insurance costs and bunker prices;
•	estimated future maintenance and replacement capital expenditures;
•	our future financial condition or results of operations and future revenues and expenses;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the exercise of purchase options by our charterers;
•	our ability to maintain long-term relationships with major LNG traders;
•	our ability to leverage the relationships and reputation of Golar and Hygo Energy Transition Ltd. (“Hygo”), formerly known as Golar Power Limited, in the LNG industry;
•	the ability of Golar and us to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;
•	our ability to purchase vessels from Golar and Hygo in the future;
•	timely purchases and deliveries of new build vessels;

•	future purchase prices of new build and secondhand vessels;
•	our ability to compete successfully for future chartering and newbuilding opportunities;
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
•	our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement between us and Golar Management (or the “Management and Administrative Services Agreement”);
•	challenges by authorities to the tax benefits we previously obtained;
•	the anticipated taxation of our partnership and distributions to our unitholders;
•	economic substance laws and regulations adopted or considered by various jurisdictions of formation or incorporation of us and certain of our subsidiaries;
•	our and Golar's ability to retain key employees;
•	customers’ increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation; and
•	other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the “SEC”).

Factors may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

November 30, 2020

Golar LNG Partners L.P.

Hamilton, Bermuda

Questions should be directed to:

c/o Golar Management Ltd - +44 207 063 7900

Karl Fredrik Staubo - Chief Executive Officer

Stuart Buchanan - Head of Investor Relations

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	2020	2020	2020	2019	2019
	Jul - Sep	Apr-Jun	Jan-Sep	Jul-Sep	Jan-Sep
(in thousands of $)	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Time charter revenues	71,113	72,114	213,042	75,818	223,089
Total operating revenues	71,113	72,114	213,042	75,818	223,089
Vessel operating expenses	(14,015)	(12,991)	(43,218)	(14,740)	(46,463)
Voyage and commission expenses	(1,571)	(2,359)	(6,114)	(1,685)	(5,164)
Administrative expenses	(3,427)	(3,913)	(11,057)	(3,110)	(10,227)
Depreciation and amortization	(19,983)	(20,046)	(59,992)	(20,380)	(63,188)
Total operating expenses	(38,996)	(39,309)	(120,381)	(39,915)	(125,042)

Operating income	32,117	32,805	92,661	35,903	98,047

Other non-operating income	167	164	495	—	4,195

Financial (expense)/income
Interest income	4,203	4,615	13,308	4,990	8,474
Interest expense	(17,805)	(17,115)	(52,415)	(19,764)	(61,236)
Losses on derivative instruments, net	(1,051)	(4,472)	(52,358)	(9,937)	(48,406)
Other financial items, net	(29)	237	998	541	757
Net financial expenses	(14,682)	(16,735)	(90,467)	(24,170)	(100,411)

Income before tax, equity in net earnings of affiliate and non-controlling interests	17,602	16,234	2,689	11,733	1,831
Income taxes	(4,437)	(4,886)	(13,185)	(4,817)	(15,032)
Equity in net earnings of affiliate	3,277	2,935	8,000	1,181	2,773

Net income/(loss)	16,442	14,283	(2,496)	8,097	(10,428)
Attributable to:
Non-controlling interests	(918)	19	(976)	173	2,162
Golar LNG Partners LP Owners	17,360	14,264	(1,520)	7,924	(12,590)

Weighted average units outstanding (in thousands of units):
General partner units	1,436	1,436	1,436	1,436	1,436
Preference units	5,520	5,520	5,520	5,520	5,520
Common units	69,302	69,302	69,302	69,379	69,429

Golar LNG Partners LP
CONDENSED CONSOLIDATED BALANCE SHEETS

	At September 30,	At December 31,
	2020	2019
(in thousands of $)	Unaudited	Audited

ASSETS
Current Assets
Cash and cash equivalents	42,263	47,661
Restricted cash and short-term deposits	57,143	46,333
Current portion of investment in leased vessel, net	2,490	2,308
Amount due from related parties	—	5,098
Inventories	2,625	2,702
Other current assets	35,176	29,197
Total Current Assets	139,697	133,299
Non-current Assets
Restricted cash	124,031	135,928
Investment in affiliate	191,012	193,270
Vessels and equipment, net	1,324,202	1,369,665
Vessel under finance lease, net	104,009	108,433
Investment in leased vessel, net	109,939	111,829
Intangible assets, net	43,574	50,409
Other non-current assets	4,742	2,779
Total Assets	2,041,206	2,105,612

LIABILITIES AND EQUITY
Current Liabilities
Current portion of long-term debt	590,217	225,254
Current portion of obligation under finance lease	2,275	1,990
Amount due to related parties	4,427	—
Other current liabilities	132,141	81,910
Total Current Liabilities	729,060	309,154
Non-current Liabilities
Long-term debt	555,772	991,679
Obligation under finance lease	115,931	120,789
Other non-current liabilities	31,263	31,296
Total Liabilities	1,432,026	1,452,918

Equity
Partners' capital	526,925	569,463
Non-controlling interests	82,255	83,231

Total Liabilities and Equity	2,041,206	2,105,612

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2020	2020	2020	2019	2019
	Jul - Sep	Apr-Jun	Jan-Sep	Jul-Sep	Jan-Sep
(in thousands of $)	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
OPERATING ACTIVITIES
Net income/(loss)	16,442	14,283	(2,496)	8,097	(10,428)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	19,983	20,046	59,992	20,380	63,188
Equity in net earnings of affiliate	(3,277)	(2,935)	(8,000)	(1,181)	(2,773)
Deferred tax expense	520	544	1,585	521	3,086
Amortization of deferred charges and debt guarantee, net	957	848	2,465	667	2,015
Drydocking expenditure	(68)	(252)	(1,201)	(367)	(9,859)
Foreign exchange losses/(gain)	257	(11)	(263)	(249)	351
Unit options expense	13	20	33	59	177
Dividends received from affiliates	3,278	2,613	7,679	1,181	2,018
Interest element included in obligation under finance lease, net	21	2	19	14	7
Gain on recognition of net investment in leased vessel	—	—	—	—	(4,195)
Sales-type lease payments received in excess of sales-type lease interest income	612	541	1,675	2,036	1,477
Movement in credit allowance on financial assets	(256)	(437)	(413)		—
Change in mark-to-market value of derivatives	(4,768)	1,153	41,918	10,861	53,836
Change in assets and liabilities:
Trade accounts receivable	9,032	(9,532)	790	3,647	12,078
Inventories	(812)	2,035	77	466	(1,089)
Other current assets and other non-current assets	(2,062)	(2,190)	(10,243)	546	833
Amount due to related parties	(7,174)	5,251	2,589	(3,756)	2,365
Trade accounts payable	33	(1,791)	306	79	(2,067)
Accrued expenses	2,306	900	4,069	1,373	4,779
Other current and non-current liabilities	5,485	1,395	9,135	909	(3,595)
Net cash provided by operating activities	40,522	32,483	109,716	45,283	112,204

INVESTING ACTIVITIES
Additions to vessels and equipment	(300)	(1,210)	(3,117)	(1,323)	(10,074)
Dividends received from affiliates	2,531	1,836	7,120	4,733	10,529
Acquisition of investment in affiliate from Golar	—	—	—	—	(10,296)
Net cash provided by/(used in) investing activities	2,231	626	4,003	3,410	(9,841)

FINANCING ACTIVITIES
Repayments of debt (including related parties)	(30,947)	(41,194)	(113,445)	(21,322)	(63,853)
Proceeds from debt (including related parties)	—	15,000	40,000	—	25,000
Repayments of obligation under finance lease	(485)	(478)	(1,430)	(387)	(1,169)
Advances from related party for Methane Princess lease security deposit	2,080	156	2,393	149	448
Common units repurchased and canceled	—	—	—	(1,565)	(1,565)
Cash distributions paid	(4,447)	(4,448)	(40,506)	(31,674)	(95,021)
Financing costs paid	—	(4,339)	(4,339)	—	—
Net cash used in financing activities	(33,799)	(35,303)	(117,327)	(54,799)	(136,160)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	4,498	(154)	(2,877)	(3,511)	(4,637)
Net increase/(decrease) in cash, cash equivalents and restricted cash	13,452	(2,348)	(6,485)	(9,617)	(38,434)
Cash, cash equivalents and restricted cash at beginning of period	209,985	212,333	229,922	240,275	269,092
Cash, cash equivalents and restricted cash at end of period	223,437	209,985	223,437	230,658	230,658

APPENDIX A - NON-GAAP FINANCIAL MEASURES AND DEFINITIONS

Distributable Cash Flow (“DCF”) and Distribution coverage ratio ("DCR")

DCF represents Total Adjusted EBITDA adjusted for the cash components of interest, amounts invoiced under sales-type lease, derivatives, tax and earnings from affiliates. We also include an adjustment for maintenance and replacement expenditures (including dry-docking) which represents the capital expenditures required to maintain the long-term operating capacity of the Partnerships' capital assets. DCR represents the ratio of distributable cash flow to total cash distributions paid. DCF and the DCR are quantitative standards used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions to common unitholders, general partners and incentive distribution rights ("IDRs"). DCF and the DCR are non-GAAP financial measures and should not be considered as an alternative to, or superior to, net income or any other indicator of our performance calculated in accordance with U.S. GAAP. The table below reconciles Total Adjusted EBITDA to DCF, DCF to net income before non-controlling interests, which is the most directly comparable U.S. GAAP measure, followed by the computation of DCR.

(in thousands of $, except Distribution coverage ratio)	Three months ended September 30, 2020	Three months ended June 30, 2020
Total Adjusted EBITDA	76,549	77,686
Adjusted interest income	114	416
Interest expense (excluding amortization of deferred charges)	(16,412)	(15,811)
Other cash financial items	(6,028)	(3,547)
Current income tax charge	(3,750)	(4,178)
Estimated maintenance and replacement capital expenditures (including dry-docking reserve)	(13,478)	(13,978)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	161	(777)
Unrealized partnership's share of equity accounted affiliate's DCF net of estimated capital expenditures[1]	(13,422)	(8,049)
Distributions relating to preferred units	(3,019)	(3,052)
Distributable cash flow	20,715	28,710
Depreciation and amortization	(19,983)	(20,046)
Unrealized gain/(loss) from interest rate derivatives	4,768	(1,153)
Sales-type lease payments received in excess of sales-type lease net interest income	(511)	(351)
Unrealized foreign exchange (loss)/gain	(257)	11
Amortization of deferred charges and debt guarantee	(957)	(848)
Deferred tax expense	(520)	(544)
Distributions relating to preferred units	3,019	3,052
Estimated maintenance and replacement capital expenditures (including dry-docking reserve)	13,478	13,978
Realized partnership's share of equity accounted affiliate's DCF net of estimated capital expenditures[1]	(3,149)	(9,303)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	(161)	777
Net income	16,442	14,283
Distributions declared:
Common unitholders	1,400	1,400
General partner	29	29
Sub-total	1,429	1,429
Distribution coverage ratio	14.50	20.09

1 The estimated capital expenditure relating to the Partnership's share of equity accounted affiliate was $1.8 million for both the three months ended September 30, 2020 and June 30, 2020.

Non-GAAP Financial Metrics Arising From How Management Monitor the Business

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance. These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similar titles measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance Measures
Total Adjusted EBITDA	Net income/(loss)	+/- Net financial expense
+/- Other non-operating income/(expenses)
+/- Income taxes
+/- Equity in net earnings/(losses) of affiliates
 +/- Golar Partners’ share of Hilli LLC EBITDA (FLNG Adjusted EBITDA)
+ Depreciation and amortization
+ Amount invoiced under sales-type lease	- Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, including our share of FLNG EBITDA, removing the impact of the change in lease accounting, and removing the impact of depreciation, financing and taxation policies.

- Consistent with management’s own evaluation of business performance.
Annualized Adjusted EBITDA	Net income/(loss)	The Total Adjusted EBITDA for the quarter (defined above) multiplied by four.	- Same as Total Adjusted EBITDA.

- Enables investors, management and other users of our financial information to assess our year over year performance and operating trends on a more comparable basis as it includes a full year of FLNG EBITDA.
Adjusted Operating Revenues	Total Operating revenues	+ Amount invoiced under sales-type lease	- Enables comparability of Golar Freeze charter with the rest of our business as the income from the sales-type lease is recognized as interest income and therefore does not appear in Total Operating Revenues.

Average daily TCE	Total Operating revenues	- Voyage and commission expenses The above total is then divided by calendar days less scheduled off-hire days.	- Measure of the average daily net revenue performance of a vessel.

- Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

- Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.
Liquidity Measures
Adjusted Net Debt	Net debt based on GAAP measures: Total debt (current and non-current), net of deferred finance charges - Cash and cash equivalents - Restricted cash and short-term deposits (current and non-current)	Net debt based on GAAP
+/- Golar Partners’ share of Hilli LLC’s contractual debt

		Hilli LLC's contractual debt represents the actual debt obligations as opposed to the variable interest entity debt which is consolidated under US GAAP, refer to Note 2 -Significant Accounting Policies to our audited consolidated financial statements included in our 2019 Annual Report for more information.	By including our share of Hilli’s contractual debt, the Partnership believes that Adjusted Net Debt assists its management and investors by increasing the comparability of its combined indebtedness and cash position against other companies in its industry. This increased comparability is achieved by providing a comparative measure of debt levels irrespective of the levels of cash that a company maintains.
Adjusted Net Debt to Annualized Adjusted EBITDA	Net debt based on GAAP measures	Adjusted net debt over Annualized Adjusted EBITDA	Enables our investors to understand better our liquidity position and our ability to service our debt obligations.
Adjusted interest income	Interest income	- Interest income on sales-type leases + Movement in credit allowance on sales-type lease	Excludes the interest income on sales-type leases, which is included in Adjusted EBITDA. The Partnership believes it increases the comparability of its combined indebtedness and cash position against other companies in its industry.

Reconciliations - Performance Measures

Total Adjusted EBITDA

(in thousands of $)	Three Months Ended September 30, 2020	Three months ended June 30, 2020	Three Months Ended September 30, 2019
Net income	16,442	14,283	8,097
Depreciation and amortization	19,983	20,046	20,380
Other non-operating income	(167)	(164)	—
Interest income	(4,203)	(4,615)	(4,990)
Interest expense	17,805	17,115	19,764
Losses on derivative instruments	1,051	4,472	9,937
Other financial items, net	29	(237)	(541)
Income taxes	4,437	4,886	4,817
Equity in net earnings of affiliate	(3,277)	(2,935)	(1,181)
FLNG's Adjusted EBITDA (see appendix B)	19,849	20,285	20,109
Amount invoiced under sales-type lease	4,600	4,550	4,600
Total Adjusted EBITDA	76,549	77,686	80,992

Adjusted Operating Revenues*

	Q3 2020				Q2 2020				Q3 2019
(in thousands of $)	FSRU	LNG Carrier	FLNG**	Total	FSRU	LNG Carrier	FLNG**	Total	FSRU	LNG Carrier	FLNG**	Total
Total Operating Revenues	58,276	12,837	26,018	97,131	59,033	13,081	26,018	98,132	63,490	12,328	26,018	101,836
Amount invoiced under sales-type lease	4,600	—	—	4,600	4,550	—	—	4,550	4,600	—	—	4,600
Adjusted Operating Revenues	62,876	12,837	26,018	101,731	63,583	13,081	26,018	102,682	68,090	12,328	26,018	106,436

* Refer to Appendix B Segment information.

** Relates to the share of revenues and expenses attributable to our investment in Hilli LLC had we consolidated its 50% of the Hilli common units.

Average daily TCE

(in thousands of $, except number of days and average daily TCE)	Three Months Ended September 30, 2020	Three months ended June 30, 2020
Total operating revenues	$71,113	$72,114
Amount invoiced under sales-type lease	4,600	4,550
Voyage and commission expenses	(1,571)	(2,359)
	74,142	74,305
Calendar days less scheduled off-hire days	736	772
Average daily TCE (to the closest $100)	$100,700	$96,300

Reconciliations - Liquidity measures

Adjusted Net Debt

	At September 30,	At June 30,	At September 30,
(in thousands of $, except Adjusted Net Debt to Annualized Adjusted EBITDA)	2020	2020	2019
Current portion of long-term debt and short-term debt	590,217	602,633	225,156
Current portion of obligation under finance lease	2,275	2,081	1,768
Long-term debt	555,772	570,985	1,011,926
Obligation under finance lease - non-current	115,931	111,855	112,462
Total Debt	1,264,195	1,287,554	1,351,312
Less:
Cash and cash equivalents	42,263	32,781	51,961
Restricted cash and short term deposits - current	57,143	59,170	48,743
Restricted cash - non-current	124,031	118,034	129,954
Total Cash, Cash Equivalents and Restricted Cash	223,437	209,985	230,658

Net Debt as calculated by GAAP	1,040,758	1,077,569	1,120,654
Share of Hilli's contractual debt	397,500	405,750	430,500
Adjusted Net Debt	1,438,258	1,483,319	1,551,154

Adjusted Net Debt to Annualized Adjusted EBITDA	4.7	4.8	4.8

Adjusted Interest Income

(in thousands of $)	Three Months Ended September 30, 2020	Three months ended June 30, 2020	Three Months Ended September 30, 2019
Interest income	4,203	4,615	4,990
Adjusted for:
Interest income on sales-type lease	(3,988)	(4,009)	(4,065)
Movement in credit allowance against investment in sales-type lease, net	(101)	(190)	—
Adjusted Interest Income	114	416	925

Non-US GAAP Measures Used in Forecasting

Revenue Backlog

Revenue backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term, which includes our pro-rata share of FLNG Hilli Episeyo contractual billings which will be recorded as "Equity in net earnings of affiliates". This is consistent with management’s view of the business and our presentation in our segment note. Revenue backlog is not intended to represent EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

APPENDIX B - SEGMENT INFORMATION

The below is an extract of how our Operating Segments will be presented in our “Segment Information” note in our Condensed Consolidated Financial Statements. These profit measures are referenced to throughout the Earnings Release:

	Q3 2020
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	58,276	12,837	26,018	97,131	(26,018)	71,113
Voyage and commission expenses	(1,450)	(121)	—	(1,571)	—	(1,571)
Vessel operating expenses	(9,627)	(4,388)	(6,048)	(20,063)	6,048	(14,015)
Administrative expenses	(2,093)	(1,334)	(121)	(3,548)	121	(3,427)
Amount invoiced under sales-type lease	4,600	—	—	4,600	(4,600)	—
Adjusted EBITDA	49,706	6,994	19,849	76,549	(24,449)	52,100

	Q2 2020
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	59,033	13,081	26,018	98,132	(26,018)	72,114
Voyage and commission expenses	(935)	(1,424)	—	(2,359)	—	(2,359)
Vessel operating expenses	(8,525)	(4,466)	(5,611)	(18,602)	5,611	(12,991)
Administrative expenses	(2,469)	(1,444)	(122)	(4,035)	122	(3,913)
Amount invoiced under sales-type lease	4,550	—	—	4,550	(4,550)	—
Adjusted EBITDA	51,654	5,747	20,285	77,686	(24,835)	52,851

	Q3 2019
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	63,490	12,328	26,018	101,836	(26,018)	75,818
Voyage and commission expenses	(1,002)	(683)	—	(1,685)	—	(1,685)
Vessel operating expenses	(9,542)	(5,198)	(5,686)	(20,426)	5,686	(14,740)
Administrative expenses	(1,870)	(1,240)	(223)	(3,333)	223	(3,110)
Amount invoiced under sales-type lease	4,600	—	—	4,600	(4,600)	—
Adjusted EBITDA	55,676	5,207	20,109	80,992	(24,709)	56,283

* Relates to the effective share of revenues and expenses attributable to our investment in Hilli LLC had we consolidated our 50% of the Hilli common units.

** Eliminations reverses the effective earnings attributable to our investment in Hilli LLC and the amount invoiced under sales-type lease to reflect the amounts reported in the consolidated statement of operations. The earnings attributable to our investment in Hilli LLC is included in the equity in net income of affiliate on the consolidated statements of operations.